Exhibit 99.2

Sky Solar Holdings, Ltd.

(the “Company”)

Clarification to Notice of Extraordinary General Meeting of the Company

Reference is made to the notice (the “OriginalNotice”) of an Extraordinary General Meeting of the Company, which was sent to all shareholders of the Company on 6 June 2017, as supplemented by a supplemental notice, which was sent to all shareholders of the Company on 7 June 2017.

Please also note thatin light of the recent domain name change of the Company, paragraph 3(b) of the Notes to the Original Notice and the form of proxy for shareholders attached thereto shall be revised as follows:

“(b) send copies of the foregoing by email to wen.qian@skysolarholdings.com,”

/s/ Hao Wu

Hao Wu

Chairman of the Board

Dated: 6 July 2017